UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Facet Biotech Corporation
(Name of Subject Company)

FBC Acquisition Corp.
Biogen Idec Inc.
(Names of Filing Persons—Offerors)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

30303Q103
(Cusip Number of Class of Securities)

Susan H. Alexander, Esq.
Executive Vice President, General Counsel and Secretary
Biogen Idec Inc.
14 Cambridge Center
Cambridge, Massachusetts 02142
Telephone: (617) 679-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

     Patricia A. Vlahakis, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$367,498,019.50	$20,506.39
*	Estimated for purposes of calculating the amount of the filing fee only. The amount of the filing fee is calculated by multiplying the total transaction value by 0.00005580. The transaction value was calculated by adding the sum of (i) 24,559,791 shares of common stock, par value $0.01 (“Common Stock”), of Facet Biotech Corporation (the “Company”)

reported by the Company to be outstanding as of July 31, 2009, less 100 shares of
Common Stock owned by Biogen Idec Inc., and multiplied by $14.50 (the offer price per share), and
(ii) 785,000 shares that may be subject to issuance pursuant to the exercise of stock options reported by the Company to be exercisable as of June 30, 2009, multiplied by $14.50 (the offer
	price per share).

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by
	registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$20,506.39.	Filing Party: Biogen Idec Inc./FBC Acquisition Corp.
	Form or Registration No.:	Schedule TO.	Date Filed: Sept. 21, 2009.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the appropriate boxes below to designate any transactions to which the statement relates:   ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provisions relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

          This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) initially filed with the Securities and Exchange Commission on September 21, 2009 by Biogen Idec Inc. (“Biogen Idec”) and FBC Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Biogen Idec, and amended by Amendment No. 1 filed on September 22, 2009.

          The Schedule TO, as amended, relates to a tender offer by FBC Acquisition Corp. to purchase all outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Facet Biotech Corporation, a Delaware corporation (the “Company”), including the associated preferred stock purchase rights issued under the Rights Agreement, dated as of September 7, 2009, between the Company and Mellon Investor Services LLC, as Rights Agent (the “Rights” and, together with the Common Stock, the “Shares”), for a purchase price of $14.50 per Share, net to the seller in cash, without interest thereon (and less any applicable withholding taxes), upon the terms and subject to the conditions set forth in the offer to purchase dated September 21, 2009 (the “Offer to Purchase”) and in the related letter of transmittal filed as exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

          All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO.

          The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9 and Item 11.

          The Offer to Purchase attached as Exhibit (a)(1)(A) to the Schedule TO is amended as follows.

SUMMARY TERM SHEET

          The last paragraph under the heading “What are the most significant conditions to the Offer” in the “Summary Term Sheet” is deleted in its entirety and replaced with the following paragraphs:

          The Company Board has the ability to satisfy certain of the principal conditions to the Offer, including the Section 203 Condition, the Rights Condition and the Impairment Condition. Biogen Idec and Purchaser believe that, to the extent possible, the Company Board should take all necessary actions to facilitate consummation of the Offer and hereby request that they do so. For example, the Company Board can satisfy the Section 203 Condition by approving the purchase of Shares in the Offer for purposes of Section 203 under the Delaware General Corporation Law and not revoking such approval prior to the expiration of the Offer. Although we believe that, under the circumstances of the Offer, the Company Board should act to satisfy the conditions to the Offer, there can be no assurance that the Company Board will do so. If the Company Board does not act to satisfy the conditions and facilitate the Offer, we will not be able to consummate the Offer.

          For purposes of determining whether the Impairment Condition has been triggered, Biogen Idec and Purchaser will evaluate any information concerning any agreement or transaction that the Company announces or otherwise discloses. If Biogen Idec believes, in its reasonable judgment, that such agreement or transaction has the consequences specified in the Impairment Condition, Biogen Idec and Purchaser would publicly disclose such determination as well as whether or not we will proceed with the Offer and waive the Impairment Condition with respect to the triggering agreement or transaction. For a discussion of Biogen Idec’s and Purchaser’s obligations in connection with the waiver of a material condition to the Offer, see “The Offer—Extension of Tender Period; Termination; Amendment.”

ACCEPTANCE FOR PAYMENT AND PAYMENT

          The last paragraph under the heading “Acceptance for Payment and Payment” is deleted in its entirety and replaced with the following paragraph:

          If any tendered Shares are not purchased pursuant to the Offer for any reason, such Shares will be returned by crediting an account maintained at the Book-Entry Transfer Facility (as defined below) or, if applicable, your DRS Account, without expense to you, promptly following the expiration or termination of the Offer.

CERTAIN INFORMATION CONCERNING THE COMPANY – AVAILABLE INFORMATION

          The last paragraph under the heading “Certain Information Concerning the Company – Available Information” is deleted in its entirety and replaced with the following paragraph:

          Except as otherwise provided in this offer to purchase, the information concerning the Company contained herein has been taken from or is based upon Company reports and other Company documents filed with the SEC or otherwise publicly available. As Biogen Idec and Purchaser do not have access to the Company’s books and records and were not involved in the preparation of the Company’s SEC filings and other disclosure, neither Biogen Idec nor Purchaser is able to verify the information contained in such Company filings and disclosure.

CERTAIN LEGAL MATTERS; REGULATORY APPROVALS – ANTITRUST

          The third paragraph under the heading “Certain Legal Matters; Regulatory Approvals – Antitrust” is deleted in its entirety and replaced with the following paragraph:

          Pursuant to the requirements of the HSR Act, Biogen Idec filed a Notification and Report Form with respect to the Offer and the Proposed Merger with the Antitrust Division and the FTC on September 21, 2009. The applicable waiting period under the HSR Act expired at 11:59 p.m., New York City time, on October 6, 2009, without any action having been taken by the FTC or the Antitrust Division. Therefore, the Regulatory Condition, as it relates to the HSR Act, has been satisfied.

SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2009

BIOGEN IDEC INC.

By:	/s/ Robert A. Licht
Name: Robert A. Licht
Title: Senior Vice President

FBC ACQUISITION CORP.

By:	/s/ Robert A. Licht
Name: Robert A. Licht
Title: Vice President and Assistant Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated September 21, 2009.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	IRS Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form.*
(a)(5)(1)	Summary Advertisement, published September 21, 2009.*
(a)(5)(2)	Press Release issued by Biogen Idec Inc. on September 21, 2009.*
(a)(5)(3)	Presentation regarding proposed Biogen Idec Inc. Acquisition of Facet Biotech Corporation, dated September 2009.**
(b)	None.
(d)	None.
(g)	None.
(h)	None.

*       Previously filed under cover of Schedule TO on September 21, 2009.
**     Previously filed under cover of Schedule TO on September 22, 2009.